GCL Global Holdings Ltd

29 Tai Seng Avenue #02-01

Natural Cool Lifestyle Hub

Singapore 534119

December 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

United States of America

Re:	GCL Global Holdings Ltd (the “Company”)
Registration Statement on Form F-4, as amended
File No. 333-280559

Dear Mr. Derby:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the above-referenced Registration Statement on Form F-4 (File No. 333-280559) be accelerated by the Securities and Exchange Commission so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 30, 2024, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please call Michael J. Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

GCL Global Holdings Ltd

By:	/s/ Jacky Choo See Wee
Name:	Jacky Choo See Wee
Title:	Director

cc: Michael J. Blankenship, Winston & Strawn LLP